Exhibit (a)(1)(iv)

Offer to Purchase for Cash

4,771,221 shares of Class A Common Stock

of

BBX Capital Corporation

at

$20.00 per Share

by

BFC Financial Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON APRIL 24, 2015, UNLESS THE OFFER IS EXTENDED (SUCH TIME AND DATE, AS MAY BE EXTENDED, THE “EXPIRATION DATE”).

March 20, 2015

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

BFC Financial Corporation, a Florida corporation (“BFC”), has appointed us to act as Information Agent in connection with its offer to purchase for cash up to 4,771,221 shares of Class A Common Stock, par value $0.01 per share, together with the associated preferred share purchase rights (the “Shares”), of BBX Capital Corporation, a Florida corporation (“BBX Capital”), at a price of $20.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in BFC’s Offer to Purchase, dated March 20, 2015 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”). Capitalized terms used herein and not defined herein shall have the meanings given to them in the Offer to Purchase. The description of the Offer in this letter is only a summary and is qualified by all of the terms and conditions of the Offer set forth in the Offer to Purchase and Letter of Transmittal.

Holders of Shares who cannot deliver the certificates for such Shares (the “Share Certificates”) and all other required documents to Computershare (the “Depositary”) by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer by the Expiration Date, must, if they wish to tender their Shares, tender their Shares according to the guaranteed delivery procedures set forth in “The Offer - Section 4” of the Offer to Purchase.

COMPLETION OF THE OFFER IS SUBJECT TO CERTAIN CONDITIONS, INCLUDING A FINANCING CONDITION AND THAT BFC DETERMINES THAT THE CONSUMMATION OF THE OFFER AND THE PURCHASE OF SHARES ARE not REASONABLY LIKELY TO RESULT IN BBX CaPITAL’S CLASS A COMMON STOCK BEING delisted from the NEW YORK STOCK EXCHANGE or deregistered under the SECURITIES Exchange Act OF 1934. The Offer is also subject to certain other conditions set forth in the Offer to Purchase. SEE “THE OFFER - SECTION 12” OF THE OFFER TO PURCHASE.

For your information and for forwarding to those of your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase;

2.	The Letter of Transmittal for your use in accepting the Offer and tendering the Shares of and for the information of your clients;

3.	The Notice of Guaranteed Delivery to be used to accept the Offer if Share Certificates and all other required documents cannot be delivered to the Depositary by the Expiration Date or the procedure for delivery by book-entry transfer cannot be completed by the Expiration Date; and

4.	A printed form of letter that may be sent to your clients for whose account you hold Shares registered in your name or in the name of a nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON APRIL 24, 2015, UNLESS THE OFFER IS EXTENDED.

In order to tender Shares in the Offer, (i) a duly executed and properly completed Letter of Transmittal and any required signature guarantees, or an Agent’s Message (as defined in “The Offer - Section 4” of the Offer to Purchase) in connection with a book-entry delivery of Shares, and other required documents should be sent to the Depositary and (ii) Share Certificates representing the tendered Shares should be delivered to the Depositary, or such Shares should be tendered by book-entry transfer into the Depositary’s account maintained at the Book-Entry Transfer Facility (as described in the Offer to Purchase), all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

If the Offer is completed, all Shares properly tendered prior to the Expiration Date and not withdrawn will be purchased upon the terms and subject to the conditions of the Offer, including the proration provisions described in the Offer to Purchase. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any delay in making such payment. BFC reserves the right, in its sole discretion, to change the per Share purchase price and to increase or decrease the number of Shares sought in the Offer, subject to applicable law. BFC also reserves the right, in its sole discretion, to otherwise amend the Offer in any respect, subject to applicable law, and to terminate the Offer upon the occurrence of, or the non-satisfaction of, the conditions to consummating the Offer described in “The Offer - Section 12” of the Offer to Purchase.

BFC does not currently expect to pay any fees or commissions to brokers, dealers, commercial banks or trust companies or other nominees (other than fees to the Information Agent and the Depositary as described in “The Offer - Section 15” of the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. BFC will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies or other nominees for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of BFC, the Information Agent or the Depositary for purposes of the Offer. BFC will pay or cause to be paid all stock transfer taxes, if any, on its purchase of the Shares except as otherwise provided in the Instruction 6 in the Letter of Transmittal.

Questions and requests for assistance in connection with the Offer, including requests for additional copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials, may be directed to us at our address and telephone number set forth on the back cover of the Offer to Purchase. Additional copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials requested will be furnished promptly without expense to you.

Very truly yours,

Georgeson Inc.

Enclosures

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS WILL MAKE YOU OR ANY OTHER PERSON AN AGENT OF BFC, BBX CAPITAL, THE INFORMATION AGENT, THE DEPOSITARY OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.